UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Alcon, Inc.

(Name of Issuer)

Common Shares, Par Value CHF 0.20 Per Share

(Title of Class of Securities)

H01301102

(CUSIP Number)

Thomas Werlen

Group General Counsel

Novartis AG

CH-4056 Basel

Switzerland

011-41-61-324-2745

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01301102

1.	Names of Reporting Persons Novartis AG I.R.S. Identification Nos. of above persons (entities only) 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,061,237

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 74,061,237

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,061,237

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 24.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value CHF 0.20 per share (“Shares”), of Alcon, Inc., a corporation organized and existing under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at Bösch 69, P.O. Box 62, 6331 Hünenberg, Switzerland.  The principal United States offices of the Issuer are located at 6201 South Freeway, Fort Worth, Texas 76134-2099.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Novartis AG (“Novartis”), a stock corporation (Aktiengesellschaft) incorporated under the laws of Switzerland with its principal executive offices located at Lichtstrasse 35, 4056 Basel, Switzerland.

Novartis and its affiliates (the “Novartis Group”) provide healthcare solutions that address the evolving needs of patients and societies worldwide with a broad portfolio that includes innovative medicines, preventive vaccines and diagnostic tools, generic pharmaceuticals and consumer health products.  Novartis, through its affiliates, is the only company to have leadership positions in each of these areas.  Novartis Group’s businesses are divided on a worldwide basis into the following four operating divisions:

•      Pharmaceuticals (brand-name patented pharmaceuticals)

•      Vaccines and Diagnostics (human vaccines and molecular diagnostics)

•      Sandoz (generic pharmaceuticals)

•      Consumer Health (over-the-counter medicines (OTC), animal health medicines, and contact lenses and lens-care products)

Headquartered in Basel, Switzerland, Novartis Group employed approximately 98,200 full-time equivalent associates as of December 31, 2007 and has operations in approximately 140 countries around the world.

The name, function, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of Novartis are listed in Schedule A hereto and are incorporated herein by reference.

(d) and (e). Neither Novartis nor, to the knowledge of Novartis, any of the persons listed in Schedule A hereto, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 7, 2008 (the “First Stage Closing Date”), Novartis acquired 74,061,237 Shares (the “First Stage Shares” and the acquisition of such Shares, the “First Stage Acquisition”) from Nestlé for an aggregate purchase price of US$10,416,238,992 (the “First Stage Closing Amount”).  Novartis financed the First Stage Acquisition from internal cash reserves and additional short-term borrowings.

Item 4.	Purpose of Transaction

On April 6, 2008 (the “Signing Date”), Novartis and Nestlé S.A. (“Nestlé”) entered into a Purchase and Option Agreement (the “Purchase and Option Agreement”) under which Novartis obtained the right to acquire Nestlé's majority stake in the Issuer in two steps.  Subject to, and in accordance with, the terms and conditions of the Purchase and Option Agreement, Nestlé agreed to sell to Novartis, and Novartis agreed to purchase from Nestlé, the First Stage Shares for the First Stage Closing Amount which reflects an aggregate purchase price equal to US$10,603,962,009, or US$143.18 per Share, minus an amount equal to any dividends paid or declared by the Issuer with respect to the First Stage Shares between the Signing Date and completion of the First Stage Acquisition.  On May 22, 2008, the Issuer paid a dividend of CHF2.63 per Share, which resulted in the First Stage Closing Amount of US$10,416,238,992.  On the First Stage Closing Date, Novartis became a minority shareholder with approximately 24.8% of the Issuer's outstanding Shares, while Nestlé remains the Issuer's majority shareholder with approximately 156,076,263 Shares, or approximately 52.2% of the Issuer's outstanding Shares.

The Purchase and Option Agreement also contains put and call option rights with regard to all the remaining Shares owned by Nestlé at the time of the exercise of the options (the “Second Stage Shares”).  Those option rights may be exercised by either party between January 1, 2010 and July 31, 2011 as follows: (i) Novartis may exercise a call option (the “Call Option”) to acquire all but 4,088,485 of the Second Stage Shares at a fixed price of US$181.00 per Share and 4,088,485 Shares at the First Stage Acquisition purchase price of US$143.18 per Share, and (ii) Nestlé may exercise a put option (the “Put Option”) to sell all but 4,088,485 of the Second Stage Shares to Novartis at the lesser of (x) US$181.00 per Share or (y) a 20.47% premium above the volume weighted average market price of Shares during the week preceding the exercise date of the Put Option, with the balance of 4,088,485 Shares to be sold at the First Stage Acquisition purchase price of US$143.18 per Share (“Second Stage Acquisition”).  The Second Stage Acquisition price is to be adjusted to reflect any extraordinary dividends (as defined in the Purchase and Option Agreement) paid after the Signing Date.  Under the Purchase and Option Agreement, Novartis and Nestlé also agreed not to sell or buy any Shares until the completion of the Second Stage Acquisition.  The First Stage Acquisition was, and the Second Stage Acquisition will be, subject to customary closing conditions and regulatory approvals. In addition, the First Stage Acquisition was conditioned on the election of two additional members to the board of directors of the Issuer (the “Board”), with one of the additional members to be designated by Novartis and one to be designated by Nestlé.  In connection with the annual general meeting of shareholders of the Issuer held on May 6, 2008, James Singh, executive vice president and chief financial officer of Nestlé, and Dr. Daniel Vasella, chairman of the board of directors and chief executive officer of Novartis, were elected to the Board for a three-year term of office.

Concurrently with the execution of the Purchase and Option Agreement, Novartis and Nestlé also entered into a Shareholders Agreement (the “Shareholders Agreement”) which contains certain provisions relating to the corporate governance of the Issuer, the relationship between Novartis and Nestlé as shareholders of the Issuer and certain existing arrangements between Nestlé and the Issuer.  Among other matters, the Shareholders Agreement requires Nestlé and Novartis to vote their Shares to elect two additional individuals, one designated by Novartis (the “Novartis Designee”) and one designated by Nestlé, to the Board as described above, and to use their reasonable best efforts to cause the Board to call and hold an extraordinary general meeting of the shareholders of the Issuer prior to the completion of the Second Stage Acquisition and to vote their Shares to elect five individuals designated by Novartis as directors of the Issuer.  Nestlé separately agreed to use its reasonable best efforts to cause the five directors on the Board designated by Nestlé (the “Nestlé Designees”) to resign at that time.  In addition, the parties agreed, to the extent consistent with applicable laws, that the Nestlé Designees shall consult with any directors designated by Novartis prior to any Board meetings and prior to any Board action being taken.  Nestlé further agreed, if requested by Novartis, to use its reasonable best efforts to cause the Nestlé Designees to either vote against certain significant actions or to submit such significant actions to a vote of the shareholders of the Issuer (so long as, in either case, such action would not violate the Nestlé Designees' fiduciary duties to the Issuer under Swiss corporate law).  The Shareholders Agreement also contains provisions that restrict the ability of both Novartis and Nestlé to compete with certain of the Issuer's businesses and that address the continuation or termination of certain shared arrangements between Nestlé and the Issuer following completion of the Second Stage Acquisition.

Novartis and Nestlé acknowledge and agree in the Shareholders Agreement that it is their mutual intention as shareholders of the Issuer that the Issuer shall continue to carry on its businesses in the usual, regular and ordinary course. However, Novartis may, either before or after the Second Stage Acquisition, seek to engage in discussions with management of the Issuer concerning the business, strategy and/or operations of the Issuer and/or concerning potential transactions with the Issuer and/or its subsidiaries.  Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Novartis is not obligated under the terms of the Purchase and Option Agreement to acquire any of the publicly-traded Shares of the Issuer, which represent approximately 23.0% of the outstanding Shares.

Copies of the Purchase and Option Agreement and the Shareholders Agreement are attached hereto as Exhibit 2.1 and 2.2, respectively, and incorporated by reference herein.  The summaries of each of the Purchase and Option Agreement and the Shareholders Agreement herein are qualified in their entireties by reference to the full text of the documents attached hereto as Exhibits 2.1 and 2.2, respectively.

A copy of the press release relating to the transactions described above is incorporated by reference to Novartis's report on Form 6-K (File No. 001-15024) furnished to the SEC on April 8, 2008.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Novartis completed the First Stage Acquisition on July 7, 2008 and acquired the First Stage Shares, which represent approximately 24.8% of the outstanding Shares.  This percentage of Shares and the other percentages disclosed herein are calculated based on 299,015,111 Shares that were issued and outstanding at July 7, 2008, which represents the most recent date for which such information was made available to Novartis by the Issuer.

On the Signing Date, Novartis also obtained the right to acquire the Second Stage Shares pursuant to the Call Option and granted Nestlé the right to sell the Second Stage Shares to Novartis pursuant to the Put Option, in each case between January 1, 2010 and July 31, 2011.  Pursuant to the Shareholders Agreement, Novartis also has the right to direct Nestlé to vote the Second Stage Shares against certain significant transactions submitted to a vote of the shareholders of the Issuer as described under Item 4 above.  The Second Stage Shares represent approximately 52.2% of the currently outstanding Shares.

The completion of the Second Stage Acquisition remains subject to a number of material conditions, as well as the exercise of either the Put Option or the Call Option, as described herein.  Novartis is therefore not currently the beneficial owner of the Second Stage Shares and hereby disclaims beneficial ownership of the Second Stage Shares.

As of the date of this Schedule 13D, Novartis is only the record holder of the First Stage Shares and Novartis does not have the right to acquire any additional Shares other than the Second Stage Shares as described in this Item 5 and in Item 4 above.  Except for 400 Shares owned by Mr. Alexandre F. Jetzer, to the knowledge of Novartis, none of the persons listed on Schedule A hereto is the beneficial owner of any Shares.

(c) Neither Novartis nor, to the knowledge of Novartis, any of the persons listed on Schedule A hereto has engaged in any transaction in the Shares in the past 60 days other than as described in this Item 5 and in Item 4 above.

(d) To the knowledge of Novartis, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale to Novartis of, the First Stage Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 4 and 5 above.

Under the terms of the Purchase and Option Agreement, Nestlé has agreed to cause the Issuer to enter into a registration rights agreement with Novartis (the “Registration Rights Agreement”), as promptly as practicable following the Signing Date but with an effective date of the earlier of (i) the Second Stage Closing Date and (ii) the date on which the Purchase and Option Agreement is terminated, with registration rights with respect to the First Stage Shares and the Second Stage Shares that are no less favorable to Novartis than the registration rights currently existing in favor of Nestlé with respect to the First Stage Shares and the Second Stage Shares.  As of the date of this Schedule 13D, the Registration Rights Agreement has not yet been executed.

Other than as described in the preceding paragraph and other than the transactions contemplated by the Purchase and Option Agreement and the Shareholders Agreement as described in Item 4 and Item 5 above, to the knowledge of Novartis, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Novartis and the persons listed in Schedule A hereto and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

2.1	Purchase and Option Agreement between Nestlé S.A. and Novartis AG, dated as of April 6, 2008

2.2	Shareholders Agreement among Nestlé S.A. and Novartis AG, dated as of April 6, 2008

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of July 14, 2008 that the information set forth in this statement is true, complete and correct.

Novartis AG

By:	/s/ Dr. Raymund Breu
Name:	Dr. Raymund Breu
Title:	Chief Financial Officer

Novartis AG

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Group General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The following persons are the directors and executive officers of Novartis AG as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Novartis AG.  Each individual identified has his or her business address at c/o Novartis AG, Lichtstrasse 35, 4056 Basel, Switzerland and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis.

Name	Relationship to Novartis	Principal Occupation	Citizenship
Daniel Vasella, M.D	Chairman of the Board of Directors, Chief Executive Officer	Chairman of the Board of Directors, Chief Executive Officer	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman and Lead Director of the Board of Directors

Member of Shareholder’s Committee
of Henkel AG & Co. KGaA,
manufacturer and vendor of consumer products; Henkelstrasse 67,
40191 Düsseldorf, Germany

Chairman of the Supervisory Board of Deutsche Telekom AG, provider of telecommunications services;
Friedrich-Ebert-Allee 140, 53113
Bonn, Germany

German

Hans-Jörg Rudloff	Vice Chairman of the Board of Directors	Chairman of Barclays Capital, provider of financial services; 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom	German

Peter Burckhardt, M.D.	Director	Internist at Hirslanden Clinique Bois- Cerf, Avenue d’Ouchy 31, CH-1006 Lausanne, Switzerland	Swiss

Srikant Datar, Ph.D.	Director	Senior Associate Dean; Morgan Hall 361, Harvard Business School, Soldiers Field Road, Boston, MA 02163, USA	American

Ann Fudge	Director

Member of the Board of General
Electric Company, diversified
technology, media, and financial
services corporation; 3135 Easton
Turnpike, Fairfield, CT 06828, USA

Trustee of The Rockefeller Foundation;
420 Fifth Avenue, New York, NY
10018, USA

Chair of the U.S. Program Advisory
Panel of the Gates Foundation; PO Box
23350, Seattle, WA 98102, USA

American

William W. George	Director	Professor of Management Practice at Harvard Business School, Soldiers Field, Boston, MA 02163, USA	American

Alexandre F. Jetzer	Director	Consultant	Swiss

Name	Relationship to Novartis	Principal Occupation	Citizenship

Pierre Landolt	Director	President of the Sandoz Family Foundation; 85 Avenue Général- Guisan, CH-1009 Pully, Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH- 1211 Geneva 17, Switzerland	Swiss

Dr. Ing. Wendelin Wiedeking	Director	Chairman of the Executive Board of Dr.-Ing. H.c. F. Porsche AG, automobile manufacturer; 70432 Stuttgart, Germany	German

Marjorie M. Yang	Director	Chairman and Chief Executive Officer of the Esquel Group, textile and apparel manufacturer; Esquel Enterprises Limited, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong	British

Rolf M. Zinkernagel, M.D.	Director	Professor at the Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zurich, Switzerland	Swiss

Raymund Breu, Ph.D.	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	Swiss

Jürgen Brokatzky Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

Thomas Ebeling	Member of the Executive Committee, CEO of Novartis Consumer Health	Member of the Executive Committee, CEO of Novartis Consumer Health	German

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Joseph Jimenez	Member of the Executive Committee, CEO of Novartis Pharmaceuticals Division	Member of the Executive Committee, CEO of Novartis Pharmaceuticals Division	American

Jörg Reinhardt, Ph.D.	Member of the Executive Committee, CEO of Novartis Vaccines and Diagnostics Division	Member of the Executive Committee, CEO of Novartis Vaccines and Diagnostics Division	German

Andreas Rummelt, Ph.D	Member of the Executive Committee, CEO of Sandoz	Member of the Executive Committee, CEO of Sandoz	German

Thomas Wellauer, Ph.D.	Member of the Executive Committee, Head of Corporate Affairs	Member of the Executive Committee, Head of Corporate Affairs	Swiss

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Purchase and Option Agreement between Nestlé S.A. and Novartis AG, dated as of April 6, 2008

2.2	Shareholders Agreement among Nestlé S.A. and Novartis AG, dated as of April 6, 2008